Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                  July 6, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1344
                        Total Income Portfolio, Series 5
                       File Nos. 333-204700 and 811-03763
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 Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1344, filed on June 3, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Total Income Portfolio, Series 5 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection -- Equity Securities Segment

      1. This section states that the Trust may invest in securities issued by international companies. Please disclose whether the Trust may invest in securities issued by international companies located in emerging markets. If so, please disclose and add the corresponding risks to the risk sections.

      Response: The Trust may invest in international companies located in emerging markets. The prospectus has been revised to reflect this.

Investment Summary -- Principal Risks

      2. The duration example in the eighth bullet uses a duration of three years. Please confirm that the average weighted duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

      Response: We confirm that the average weighted duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

Additional Revisions

      We have edited the general foreign securities risk disclosures to include business development companies investing in such securities.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren